May 6, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (760) 736-8906

Mr. James P. Kelley, II
President and Chief Executive Officer
Discovery Bancorp
338 Via Vera Cruz
San Marcos, CA 92078

Re:	Discovery Bancorp
	Amendment Number One to Form S-4 filed April 6, 2005
	File No. 333-122090

Dear Mr. Kelley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. On page 14 you state that Discovery Bancorp may be liable to Celtic for expenses in the event that shareholders fail to approve the merger. Please advise the staff whether Discovery Bank would be liable, in any respect, for these fees. If Discovery Bank would be liable, provide us with an extensive and detailed legal analysis as to how this is permissible under California Law.

2.
In your response to prior comment 6 you state that the proxy has been revised so that shareholders may provide specific authorization for their proxies to be voted upon a motion to suspend the meeting to solicit additional votes. The current form of proxy filed with this amendment and the disclosure about the voting items throughout the prospectus do not discuss this specific grant of proxy authority. The general grant of discretionary authority mentioned on page 10 is not sufficient to grant the proxy holder from exercising discretion on a substantive matter such as suspension to solicit additional proxies. Revise the proxy and the registration statement to either clarify that the proxy holder does not have this authority or specifically seek authorization from the shareholders.

3. Revise your registration statement coverpage to register the shares issuable upon the exercise of warrants. If the shares are included in the 1,235,508 shares of common stock, revise the footnotes to clarify that fact or add them to the table.

Introduction - page 4

4. In your discussion on page 5 and in the acquisition agreements with Celtic, you indicate that part of the payment to the principals of Celtic will be in Discovery Bancorp stock valued at the time of the company`s IPO. Since management had the present intent to undertake an IPO of Discovery Bancorp, discuss these plans in the Introduction and in discussion of Proposal 1.

Celtic Capital Corporation - page 4

5. Revise this section to note Celtic`s net income and revenues in each of the past 2 fiscal years and any stub periods.

6. We note your response to comment 11. Please consider including disclosure relating to the continued consulting agreement and employment agreements that are part of the Celtic acquisition.

7. Revise this section to clarify what will happen to the Celtic acquisitions in the event that shareholders fail to approve the merger/reorganization.

Differences in Corporate Structure - page 5

8. Revise the heading in this section to clarify that you are discussing changes in the rights of shareholders of the new holding company compared to the rights enjoyed by Discovery Bank shareholders.

9. Revise this section to briefly discuss all material changes in shareholder rights.


Available Information; Cautionary Statement Regarding Forward-
Looking
Statements - page 8

10. We note your response to comment 9. However, these sections still appear in the forepart of the prospectus. Please move these sections to after the section entitled "Risk Factors."

Risk Factors - page 9

11. We note the addition of the section entitled "Risk Factors" in response to comment 3. However, please consider disclosing risks relating, but not limited, to: dilution, market for securities, liability of the Holding Company if shareholders do not approve the
Celtic acquisition, the implications of the losses Celtic corporation has experienced in 2004, increased interest rates for certificates that reprice annually (see "Note" on page 49), consequences of administration of stock option plan by non-independent directors.

Proposal 1: Bank Holding Company Reorganization

Reasons for the Merger: General - page 13

12. We note your response to comments 16 and 18. However, you have failed to address the determination of the price (including the premium) in connection with the Celtic Acquisition. Please advise the staff regarding all actions taken by the Board to determine that the price paid for Celtic was fair to Discovery and its shareholders.
Did the Board receive a fairness opinion? If not, please disclose the fact that the Board did not seek an independent appraisal and state how they determined that not seeking expert advice was consistent with their fiduciary duty to the shareholders of Discovery.

13. In your response to comment 19, please confirm that the percentage of stock shareholders of the Company will own immediately subsequent to the Celtic merger will be 97.3% and not 2.7%.

Federal Income Tax Consequences - page 27

14. We note your response to comment 24. However, the disclaimers have not been deleted.

15. In your response to prior comment 23, you state that tax counsel has determined that there would not be any material tax consequences from the exchange. However, on page 27, the disclosure states that the merger is being structured as a tax fee exchange. The fact that the merger will not be taxable must be supported by a tax opinion. Alternatively, if counsel concluded that the merger would be taxable, revise the Cover Page, Summary (Introduction), Risk Factors and this section to state that shareholders will be taxed. If counsel is not able to provide a tax opinion because it unable to opine on the tax consequences, revise the disclosure to clarify that counsel is not able to opine and state the particular factual or legal questions about which counsel is not able to reach a conclusion. Please refer to Item 601(b)(8) of Regulation S-K.
Management`s Discussion & Analysis of Financial Condition &
Results
of Operations

General - page 33

16. We note your response to comment 27. Please update your MD&A to reflect that the Poway branch was, in fact, profitable in the first quarter.

Business of Discovery Bank - page 38

17. We note your response to comment 25, however the changes to which you refer have not been made and consequently we reissue prior comment 25.

Liquidity and Liquidity Management - page 38

18. We note your response to comment 39, however, we are unable to locate management`s analysis of why liquidity has declined and how the change affects Discovery Bank`s profitability that you have added.

Business of Celtic - page 66

19. Revise the last paragraph of this section to eliminate the first sentence, or provide an extensive discussion of the facts that support the assertion that a well managed commercial finance business will earn attractive returns. Also, expand this section to indicate why management believes that Discovery and the managers who had been operating Celtic have the capacity to manage Celtic`s business in a profitable manner.

Allowance and Provision for Loan Losses - page 73

20. Please revise to include the allowance allocation for each of Celtic`s major loan categories.

Quantitative and Qualitative Disclosures about Market Risk - page
75

21. Please revise to clarify Celtic`s primary strategy discussed in the fourth sentence.

Pro Forma Financial Information - page 75

22. You state that the effect of estimated merger and
reorganization
costs expected to be incurred in connection with the proposed transactions have been reflected in the pro forma information. We are unclear how and where they were considered and/or reflected in your pro forma information. We remind you that only direct, merger-
related expenses should be presented as a pro forma equity
adjustment.   Please revise this introductory paragraph, other
related disclosures and your detailed pro forma financials, as necessary.

23. As a related matter, we note you may have differing gross proceeds from your planned 2005 Public Offering (Note 1 on page
77).
Please provide separate pro forma financial statements for differing possibilities. You may opt to present scenarios for the minimum acceptable gross proceeds from this offering, a mid-range and a maximum range, for example. We note Article 11-02(b)(8) of Regulation S-X. Revise your introductory paragraph to clearly indicate the scenarios you present and the basis for their presentation. Ensure that each scenario complies with Article 11-02(b)(7) of Regulation S-X as it relates to historical and pro forma primary and fully diluted per share information. See additional related comments below.

Pro Forma Balance Sheet - page 76

24. Please revise your Discovery Bancorp historical financial statements column to reflect only historical amounts which should agree to your audited financial statements. Net proceeds anticipated should be reflected in another column with a clearly delineated footnote quantifying the number of shares, price per share and total gross offering proceeds.

25. Please review all pro forma and other adjustments to ensure that each is individually self-balancing (equal debits and credits) and that each refers to a detailed and appropriate footnote explaining all relevant assumptions used.

26. Include a table or footnote detailing the purchase price calculation, including all components and their individual values.

27. We note the disclosures in Note 15 of the Celtic Capital Corporation financial statements on page F-60 which states that you would assume the note payable, bank. This amount is reflected in the
Celtic historical balance sheet at $19,917,688 at December 31, 2004.
Pro forma adjustment (9) states that total borrowings were only reduced by $2,236,010. Please revise the relevant footnotes and pro forma presentation as necessary or advise why the current presentation is correct. Please also review the disclosures on pages
13-14 as well as pages 64-65 and revise any inconsistencies as presented in the terms of this agreement.

28. As a related matter, you also refer to a payment or premium of $900,000 (Note 15 of the Celtic financials and elsewhere) as part of the transaction. This amount is not discussed in your introductory paragraph nor is it clearly reflected in your pro forma financials.
Note 4 should more plainly identify individual components of the adjustment. Please revise or advise.

29.
We note the employment agreement with Mark Hafner which is part of the asset purchase agreement as detailed on page 65. We specifically refer to a stock grant of 2,000 shares of Bancorp stock when the transaction is closed. Please revise the disclosures to indicate how these shares are valued, if at all. Please supplementally advise why these shares are not reflected in the pro forma financials and related footnotes or revise accordingly.

30. Please revise the notes to include a description of the adjustment of $275,931 to Other Assets, $275,985 to Accrued
Interest
Payable and Other Liabilities and $(54) to Accumulated Deficit.
These amounts do not agree to the Audited Discovery Bank
Consolidated
Balance Sheets, located at page F-3.

31. Please revise note 7 to state either Goodwill represents an estimate of the difference in value of assets and liabilities being purchased or disclose the specific values of the asset or liabilities used to calculated the Goodwill amount.

Pro Forma Statement of Operations - page 77

32. Please revise to specify the rounding denomination used within the Pro Forma Statements of Operations. For example: "(dollars in thousands)".

Related Party Transactions - page 81

33. We note your response to prior comment 51. Confirm that the San
Marco`s transaction was not otherwise required to be disclosed under
Item 404.

Discovery Bank`s Audited December 31, 2004 and 2003 Consolidated
Financial Statements

Consolidated Balance Sheets - page F-3

34. Please review the 2003 results for Deferred Income Tax Asset, Net of Valuation Allowance, Premises and Equipment, Net and Accrued Interest Receivable and Other Assets for internal consistency and revise the Balance Sheet to properly reflect these account values. Please refer to footnote 4 and 7 and the Audited Consolidated Financial Statements for December 31, 2003 and 2002.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies - page F-13

35. Please revise third paragraph addressing the adoption of EITF
No.
03-1 to reflect management`s position as of December 31, 2004 and 2003.


Note 7 - Income Taxes - page F-17 & F-18

36. Please supplementally explain why you released valuation allowances booked prior to 2003 during 2003 and 2004, specifically addressing why the deferred tax asset is not expected to be realized.
In your response, please tell us how you considered the guidance in paragraph 23 of SFAS No. 109. For example, we note that you have had cumulative losses over the last several years and given your current circumstances with a proposed merger, we are unsure how you could conclude that no valuation allowance is necessary. Please provide persuasive evidence supporting your current accounting or revise the financial statements accordingly.

37. Please review and compare to the Audited Financial Statements for
December 31, 2003 for consistency. The account balances do not appear to be properly aligned with the correct account title. Please insure the proper balances appear on the Consolidated Balance Sheet located at page F-3.

Other

38. Include updated consents from the independent accountants in your next amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paula Smith at (202) 551-3696 or John P.
Nolan,
Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.
Please contact Kathryn McHale at (202) 551-3464 or me at (202)
551-
3419 with any other questions.

						Sincerely,



						Christian Windsor
						Special Counsel


cc:	S. Alan Rosen, Esq.
	Horgan, Rosen, Beckham & Coren, LLP
	23975 Park Sorrento, Suite 200
	Calabasas, CA 91302


??